AMENDED AND RESTATED LIMITED RIGHT OF REDEMPTION UPON DEATH OF A STOCKHOLDER BY THE ESTATE OF THE STOCKHOLDER

On April 15, July 15, October 15 and January 15 of each year we will, upon the death of any registered owner of shares of common stock, redeem such shares held by such registered owner upon presentation of the documentation described below by such registered owner’s personal representative or surviving joint tenant(s). Our obligation to redeem the shares is subject to the following limitations:

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We will only redeem shares with a total redemption price of up to $100,000 per natural person, regardless of how title to the shares is held, on a one-time basis. After some shares are presented for redemption, no additional shares may be presented.

•	In any one calendar year, we will only redeem shares for an aggregate redemption price of $2,000,000.
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The above annual redemption limitation is not cumulative. The difference, if any, between that year’s redemption limitation and the amount actually redeemed in such year will not be available for redemption in later years.

•	We will redeem shares only four times each year.
•	Our obligation to redeem is subject to our availability of cash as determined by our board of directors.
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Our board of directors may in its discretion, amend or suspend this limited right of redemption if it determines that to do so is in our best interest. If our board amends or suspends this limited right of redemption, we will provide stockholders with 30 days advance notice through a filing with the SEC.

To redeem the shares under these circumstances, our transfer agent must receive (1) written request for redemption in form satisfactory to the transfer agent, signed by the personal representative or surviving joint tenant(s) of the registered owner within 180 days of the death of the registered owner; (2) notice of the number of shares to be redeemed; (3) appropriate evidence of death and ownership of such shares at the time of death; and (4) appropriate evidence of the authority of such personal representative or surviving joint tenant(s) to sell the shares. In order for the shares of common stock to be eligible for the redemption on any of the dates listed above, such shares must be presented for redemption in full compliance with the provisions set forth above, at least one month prior to such dates and must be deemed acceptable by the transfer agent at least 10 days prior to the applicable redemption date. Any shares not redeemed in any period because of the aggregate limitations described above will be held for redemption in subsequent periods until redeemed. Any shares not redeemed in any period because of the individual limitations described above will not have a right of redemption other than as available to stockholders generally. Redemption requests will be prioritized on a first-come, first-served basis.

Any redemption by us will be made in cash. If we are currently conducting an offering of common stock, the redemption price will be the current offering price or the actual purchase price, whichever is less, plus accrued and unpaid dividends. During periods when we are not engaged in an offering of common stock, the redemption price will be the net asset value as of the end of the most recent fiscal quarter as determined by our Board of Directors. We will engage a third party to conduct a UCC search to ensure that no liens or encumbrances are held against the shares presented for redemption. We will deduct $100 from the proceeds of the redemption to cover our costs for this search.

The death of a person, who during his lifetime, was entitled to substantially all of the beneficial interest of ownership of the shares of common stock will be deemed the death of a registered owner, regardless of the registered owner, if such beneficial interest can be established to the satisfaction of the transfer agent. Such beneficial interest shall be deemed to exist in typical cases of nominee ownership, ownership under the Uniform Transfers to Minors Act or similar statute, community property or other joint ownership arrangements between husband and wife, and certain other arrangements where one person has substantially all of the beneficial ownership interest in the shares of common stock during his lifetime. In the case of shares of common stock registered in the name of banks, trust companies or broker-dealers who are members of a national securities exchange or FINRA (“Qualified Institutions”), the redemption limitations described above apply to each beneficial owner of shares of common stock held by any Qualified Institution. In connection with the redemption request, each Qualified Institution must submit evidence, satisfactory to the transfer agent, that it holds the shares of common stock subject to request on behalf of such beneficial owner and must certify the aggregate amount of redemption requests made on behalf of such beneficial owner.

Any redemption request may be withdrawn upon delivery of a written request for such withdrawal given to the transfer agent at least 10 days prior to payment for redemption of the shares by reason of the death of a beneficial owner. Any party withdrawing its redemption request may again present such shares for redemption by following the procedures set forth above.